ProLogis
4545 Airport Way
Denver, CO 80239
December 11, 2009
VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ProLogis Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 001-12846
Dear Mr. Gordon:
We are writing in response to your letter dated December 2, 2009, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on ProLogis’ (the “Company”) Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2009 (“Form 10-K”). We have carefully considered the Staff’s comment and our response is set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comment in italicized text and added our response below.
Form 10-K for the year ended December 31, 2008
Funds From Operations, page 57
Comment 1
We note that you have adjusted FFO to arrive at FFO, excluding significant non-cash items, for certain recurring items. Please provide a more robust disclosure for each of these reconciling items individually. Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.
Attached as Exhibit A is a revised draft of the text under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations”. The

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Exhibit is marked to show changes from the draft disclosure submitted to the Staff on October 8, 2009. We believe that our proposed disclosure meets all of the requirements of Item 10(e) of Regulation S-K and Question 8 of the FAQ for use of a non-GAAP financial measure in a filing made with the Securities and Exchange Commission. Although the Staff’s comment addresses the Company’s Form 10-K for the year ended December 31, 2008, based on our discussions with the Staff and the activity we have already reported for 2009, we intend to include the disclosure that we are currently proposing in our future filings.
* * * * *

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In addition, we acknowledge that:
■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (303) 567-5344 if you have any questions or require additional information.

Sincerely,
/s/ William E. Sullivan
William E. Sullivan
Chief Financial Officer

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Exhibit A-
Funds from Operations
FFO is a non-GAAP measure that is commonly used in the real estate industry. The most directly comparable GAAP measure to FFO is net earnings. Although NAREIT has published a definition of FFO, modifications to the NAREIT calculation of FFO are common among REITs, as companies seek to provide financial measures that meaningfully reflect their business.
FFO is not meant to represent a comprehensive system of financial reporting and does not present, nor do we intend it to present, a complete picture of our financial condition and operating performance. We believe net earnings computed under GAAP remains the primary measure of performance and that FFO is only meaningful when it is used in conjunction with net earnings computed under GAAP. Further, we believe our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and our operating performance.
NAREIT’s FFO measure adjusts net earnings computed under GAAP to exclude historical cost depreciation and gains and losses from the sales of previously depreciated properties. We agree that these two NAREIT adjustments are useful to investors for the following reasons:
(i)	historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation charges, that the value of real estate assets diminishes predictably over time. NAREIT stated in its White Paper on FFO “since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.” Consequently, NAREIT’s definition of FFO reflects the fact that real estate, as an asset class, generally appreciates over time and depreciation charges required by GAAP do not reflect the underlying economic realities.

(ii)	REITs were created as a legal form of organization in order to encourage public ownership of real estate as an asset class through investment in firms that were in the business of long-term ownership and management of real estate. The exclusion, in NAREIT’s definition of FFO, of gains and losses from the sales of previously depreciated operating real estate assets allows investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT’s activity and assists in comparing those operating results between periods. We include the gains and losses from dispositions of land, development properties and properties acquired in our CDFS business segment, as well as our proportionate share of the gains and losses from dispositions recognized by the property funds, in our definition of FFO.
Our FFO Measures
At the same time that NAREIT created and defined its FFO measure for the REIT industry, it also recognized that “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” We believe shareholders, potential investors and financial analysts who review our operating results are best served by a defined FFO measure that includes other adjustments to net earnings computed under GAAP in addition to those included in the NAREIT defined measure of FFO. Our FFO measures are used by management in analyzing our business and the performance of our properties and we believe that it is important that shareholders, potential investors and financial analysts understand the measures management uses.
We use our FFO measures as supplemental financial measures of operating performance. We do not use our FFO measures as, nor should they be considered to be, alternatives to net earnings computed under GAAP, as indicators of our operating performance, as alternatives to cash from operating activities computed under GAAP or as indicators of our ability to fund our cash needs.

FFO, including significant non-cash items
To arrive at FFO, including significant non-cash items, we adjust the NAREIT defined FFO measure to exclude:
(i)	deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries;

(ii)	current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense is offset with a deferred income tax benefit in GAAP earnings that is excluded from our defined FFO measure;

(iii)	certain foreign currency exchange gains and losses resulting from certain debt transactions between us and our foreign consolidated subsidiaries and our foreign unconsolidated investees;

(iv)	foreign currency exchange gains and losses from the remeasurement (based on current foreign currency exchange rates) of certain third party debt of our foreign consolidated subsidiaries and our foreign unconsolidated investees; and

(v)	mark-to-market adjustments associated with derivative financial instruments utilized to manage foreign currency and interest rate risks.
We calculate FFO, including significant non-cash items~~,~~ for our unconsolidated investees on the same basis as we calculate our FFO, including significant non-cash items.
We use this FFO measure, including by segment and region, to: (i) evaluate our performance and the performance of our properties in comparison to expected results and results of previous periods, relative to resource allocation decisions; (ii) evaluate the performance of our management; (iii) budget and forecast future results to assist in the allocation of resources; (iv) assess our performance as compared to similar real estate companies and the industry in general; and (v) evaluate how a specific potential investment will impact our future results. Because we make decisions with regard to our performance with a long-term outlook, we believe it is appropriate to remove the effects of short-term items that we do not expect to affect the underlying long-term performance of the properties. The long-term performance of our properties is principally driven by rental income. While not infrequent or unusual, these additional items we exclude in calculating FFO, including significant non-cash items, are subject to significant fluctuations from period to period that cause both positive and negative short-term effects on our results of operations, in inconsistent and unpredictable directions that are not relevant to our long-term outlook.
We believe investors are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in planning and executing our business strategy.
FFO, excluding significant non-cash items
When we began to experience the effects of the global economic crises in the fourth quarter of 2008, we decided that FFO, including significant non-cash items, did not provide all of the information we needed to evaluate our business in this environment. As a result, we developed FFO, excluding significant non-cash items, to provide additional information that allows us to better evaluate our operating performance in this unprecedented economic time.
To arrive at FFO, excluding significant non-cash items, we adjust FFO, including significant non-cash items, to exclude the following items that we recognized directly or our share recognized by our unconsolidated investees:
Non-recurring items
(i) impairment charges related to the sale of our China operations;

(ii) impairment charges of goodwill; and

(iii) our share of the losses recognized by PEPR on the sale of its investment in PEPF II.

Recurring items

(i) impairment charges of completed development properties that we contributed or expect to contribute to a property fund;

(ii) impairment charges of land that we sold or expect to sell;

(iii) impairment charges of other non-real estate assets, including equity investments;

(iv) our share of impairment charges of real estate that is sold or expected to be sold by an unconsolidated investee; and

(v) gains from the early extinguishment of debt.
~~(i) impairment charges~~
~~(ii) gains from the early extinguishment of debt~~
We believe that ~~each of~~  these items, both recurring and non-recurring are driven by factors relating to the fundamental disruption in the global financial and real estate markets, rather than factors specific to the company or the performance of our properties or investments.
~~As we are a long-term holder and operator of real estate, the current market value of real estate and debt have limited impact on how we view the performance of our real estate properties.~~ The impairment charges of real estate properties that we recognized in 2008 and 2009 ~~we recognized~~ were primarily based on valuations of real estate  , which had declined due to market conditions, that we no longer expected to hold ~~we believe we may not hold~~ for long-term investment. ~~::~~ In order to generate liquidity, we decided to sell our China operations in the fourth quarter of 2008 at a loss and, therefore, we recognized an impairment charge. Also, to generate liquidity, we have contributed or intend to contribute certain completed properties to property funds and sold or intend to sell certain land parcels or properties to third parties. To the extent these properties are expected to be sold at a loss, we record an impairment charge when the loss is known. The impairment charges related to goodwill and other assets that we recognized in the fourth quarter of 2008 were similarly caused by the decline in the real estate markets. All of these impairment charges were discussed in further detail in Note 13 to our Consolidated Financial Statements included in our Annual Report on Form 10-K.
Also, PEPR sold its entire equity investment in PEPF II in order to generate liquidity, which resulted in the recognition of a loss in the fourth quarter of 2008. Certain of our unconsolidated investees have recognized and may continue to recognize similar impairment charges of real estate that they expect to sell, which impacts our equity in earnings of such investees.
In connection with our announced initiatives to reduce debt, we have purchased portions of our debt securities in 2008 and 2009. The substantial decrease in the market price of our debt securities~~,~~ presented us with an opportunity to acquire our outstanding indebtedness at a cost less than the principal amount of that indebtedness. As a result, we recognized net gains on the early extinguishment of this debt. Certain of our unconsolidated investees have recognized or may recognize similar gains or losses, which impacts our equity in earnings of such investees.
During this turbulent time, we have recognized certain of these recurring charges and gains over several quarters in 2008 and 2009 and we believe it is reasonably likely that we will recognize similar charges and gains in the near future, which we anticipate to be through the second or third quarter of 2010. As we continue to focus on generating liquidity, we believe it is likely that we will recognize additional impairment charges of land, completed development properties and certain other non-real estate assets that we or our unconsolidated investees will sell in the near future. However, we believe that as the financial markets stabilize, our liquidity needs change and the capital available to the existing unconsolidated property funds to acquire our completed development properties is expended, the potential for impairment charges of real estate properties or other non-real estate assets will disappear or become immaterial in the near future. We may purchase more of our outstanding debt securities, which could result in us recognizing additional gains from the early extinguishment of debt, although given the recovery that has already occurred in the market price of these securities, we would expect the gains to become immaterial in the near future.
~~and, therefore, we expect these charges will not impact our future long-term operating performance or how we analyze our long-term business. Similarly, the gain we recognized on the early extinguishment of debt arose as a result of the substantial decrease in the market price of our debt securities which presented us with an opportunity to acquire our outstanding indebtedness at a cost less than the principal amount of that indebtedness. While this resulted in gain recognized by ProLogis, it did not affect the performance of our properties.~~ We analyze our operating performance primarily by the rental income of our real estate, net of operating, administrative and financing expenses, which is not directly impacted by short-term fluctuations in the market value of our real estate or debt ~~obligations~~securities. As a result, although these significant non-cash items have had a material impact on our operations and are reflected in our financial statements, the removal of the effects of these items allows us to better understand the core operating performance of our properties over the long-term.
As described above, in the fourth quarter of 2008, we began using FFO, excluding significant non-cash items, including by segment and region, to: (i) evaluate our performance and the performance of our properties in comparison to expected results and results of previous periods, relative to resource allocation decisions; (ii) evaluate the performance of our management; (iii) budget and forecast future results to assist in the allocation of resources; (iv) assess our performance as compared to similar real estate companies and the industry in general; and (v) evaluate how a specific potential investment will impact our future results. Because we make decisions with regard to our performance with a long-term outlook, we believe it is appropriate to remove the effects of short-term items that we do not expect to affect the underlying long-term performance of the properties we own. As noted above, we believe the long-term performance of our properties is principally driven by rental income. We believe investors are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in planning and executing our business strategy.
As the impact of these recurring items dissipates, we expect that the usefulness of FFO, excluding significant non-cash items will similarly dissipate and we will go back to using only FFO, including significant non-cash items.
~~We expect that as the financial markets stabilize, the potential for impairment charges and gains from the early extinguishment of debt will dissipate and, to the extent we still recognize similar types of items after the markets stabilize, they will not have a material impact on our results. As the impact of these items dissipates, we expect that the usefulness of FFO, excluding significant non-cash items, will similarly dissipate.~~
Limitations on Use of our FFO Measures
While we believe our defined FFO measures are important supplemental measures, neither NAREIT’s nor our measures of FFO should be used alone because they exclude significant economic components of net earnings computed under GAAP and are, therefore, limited as an analytical tool. Accordingly they are two of many measures we use when analyzing our business. Some of these limitations are:
•	The current income tax expenses that are excluded from our defined FFO measures represent the taxes that are payable.

•	Depreciation and amortization of real estate assets are economic costs that are excluded from FFO. FFO is limited, as it does not reflect the cash requirements that may be necessary for future replacements of the real estate assets. Further, the amortization of capital expenditures and leasing costs necessary to maintain the operating performance of industrial properties are not reflected in FFO.
•	Gains or losses from property dispositions represent changes in the value of the disposed properties. By excluding these gains and losses, FFO does not capture realized changes in the value of disposed properties arising from changes in market conditions.
•	The deferred income tax benefits and expenses that are excluded from our defined FFO measures result from the creation of a deferred income tax asset or liability that may have to be settled at some future point. Our defined FFO measures do not currently reflect any income or expense that may result from such settlement.
•	The foreign currency exchange gains and losses that are excluded from our defined FFO measures are generally recognized based on movements in foreign currency exchange rates through a specific point in time. The ultimate settlement of our foreign currency-denominated net assets is indefinite as to timing and amount. Our FFO measures are limited in that they do not reflect the current period changes in these net assets that result from periodic foreign currency exchange rate movements.
•	The non-cash impairment charges that we exclude from our FFO, excluding significant non-cash items, have been or may be realized as a loss in the future upon the ultimate disposition of the related real estate properties or other assets through the form of lower cash proceeds.
•	The gains on extinguishment of debt that we exclude from our FFO, excluding significant non-cash items, provides a benefit to us as we are settling our debt at less than our future obligation.
We compensate for these limitations by using our FFO measures only in conjunction with net earnings computed under GAAP when making our decisions. To assist investors in compensating for these limitations, following is a reconciliation of our defined FFO measures to our net earnings computed under GAAP. This information should be read with our complete financial statements prepared under GAAP and the rest of the disclosures we file with the SEC to fully understand our FFO measures and the limitations on its use.
Reconciliation of our FFO Measures
[to be provided in a format similar to our 2008 10-K]